Exhibit 99.130

NexTech Lands Four New WebAR Customers

New customer wins expected to scale rapidly with launch of

NexTech’s CaptureAR technology

New York, NY – Toronto, ON –February 27th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce and AR learning applications, has landed four new WebAR customers; SpenceUp, Dhana Inc., Lotuk and WallKicks. All of the 3D WebAR experiences will be created utilizing the company’s proprietary CaptureAR technology. CaptureAR is a pivotal new technology which the company believes will greatly accelerate the augmented reality global marketplace. The CaptureAR app is expected to launch in the next 30 days. The app, once launched, will be a boost to the revenue-generating power of the existing AR eCommerce solution and recently launched 3D/AR advertising platform.

Dustin Werth CEO of WallKicks comments:

“We have worked with NexTech AR for the past 2 months. During that time they created an AR solution for WallKicks to help us engage our shoppers in a huge way. Now our customers can actually place a WallKick directly on a wall to see how it will look before they make the purchase! During this time the NexTech team has been outstanding to work with. We worked directly with Con and Paul. They completed the project quickly. There are still changes they are making to create an even better AR solution for us. WallKicks is thankful for our collaboration and we are looking forward to continuing our relationship with NexTech AR.”

Joven Yount Co-Founder of SpenceUp comments:

“We are extremely excited to work with NexTech AR Solutions because they are helping us bring our products to life. Spence is a very unique product and their technology gives potential customers an opportunity to see themselves in an augmented reality version of our suspenders. When a new product hits the market, people are hesitant to try it until they fully understand it. They want to touch it, feel it, and see it before they buy it. That’s obviously a challenge for online retailers but NexTech AR has solved that problem for us. We are confident that their technology will drive more interest and a better understanding of Spence. Customers can engage with the products and see how good they look in Spence, which will lead to the next level sales we are seeking. NexTech AR provides exactly what we need to make all of those things happen.”

Shamini Dhana, Founder and CEO, Dhana Inc. comments:

“NexTech’s 3D/AR allows us to showcase the personal story on the inside of the jacket while highlighting the performance and functionality on the exterior of the jacket. It’s a way for our customers to discover and engage with our product, using creativity, design and story-telling.” (website launching March 15th)

Evan Gappelberg, CEO of NexTech comments, “AR is becoming more mainstream in 2020 and we are seeing an increased pace in our closed deals. As the year plays out we expect that more and more of the millions of eCommerce site owners from Shopify, Magento, WooCommerce, Wordpress and others will recognize the unique and powerful advantage augmented reality can have on their bottom lines. With these four deals we are accelerating forward with our stated business plan of signing up early adopters in AR and then moving them through our suite of AR products including; WebAR, AR for training and education and AR in 3D advertising. As one can read from the above quotes all of our customers are excited to join us as first movers in the fast-growing augmented reality and virtual reality markets.”

Recent Company Highlights in 2020:

●	Romios Gold Resources (TSX.V: RG / OTC: RMIOF) a gold exploration company, has contracted for the company’s 3D/AR omni-channel services. NexTech will be attending PDAC the world’s premier mineral and exploration mining convention March 1st-4th at the metro Toronto Convention Centre to showcase these core samples and mine for more business.

SEE ROMIOS 3D/AR CORE SAMPLES HERE:

Gold Resource

Core Sample

●	The company has launched its 3D/AR Ad Network which it believes can drive substantial revenue growth in 2020. The company also hired a Tech Exec Guillume Pascual to run its proprietary 3D/AR ad network.

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit last month. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	The company received an additional 2020 order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK.

●	The company has signed a new contract to provide AR to Steyr Arms, a world-renowned firearms manufacturer. Steyr has been a pioneer and innovator in the firearms industry for over 150 years and now supplies products to over 50 of the world’s militaries.

●	The company has launched a major enhancement by expanding the platform to serve Apple’s .USDZ files along side the default format GLTF.

●	The company announced a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s cutting-edge WebAR technology, and NexTech AR to make use of Poplar’s brand new AR campaign creation platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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